Exhibit A

Ceragon Networks Reports First Quarter 2018 Financial Results

May 7, 2018

CERAGON NETWORKS REPORTS FIRST QUARTER 2018
FINANCIAL RESULTS

Strong Q1 bookings and revenue, with particular strength coming from India

Little Falls, New Jersey, May 7, 2018 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today reported results for the first quarter ended March 31, 2018.

First Quarter 2018 Highlights

Revenues - $83.3 million, up 9.5% from the first quarter of 2017, and down 3.9% from the fourth quarter of 2017.

Gross margin – 33.1%, compared to 29.3% in the first quarter of 2017 and 33.6% in the fourth quarter of 2017.

Operating income - $5.4 million, compared to $2.0 million in the first quarter of 2017 and $7.5 million in the fourth quarter of 2017.

Net income )loss) - net income of $2.1 million, or $0.03 per diluted share for the first quarter of 2018.  Net loss for the first quarter of 2017 was $(0.1) million, or $(0.00) per diluted share. Net income for the fourth quarter of 2017 was $7.2 million or $0.09 per diluted share.

Non-GAAP results - gross margin was 33.2%, operating income was $5.7 million, and net income was $3.0 million, or $0.04 per diluted share. For reconciliation of GAAP to non-GAAP results, see the attached tables.

Cash and cash equivalents - $26.0 million at March 31, 2018, compared to $25.9 million at December 31, 2017.

“We are beginning 2018 with a strong quarter in all respects,” said Ira Palti, president and CEO of Ceragon. “We had strong bookings in Q1, with particular strength coming from India. Revenue increased 9.5% year over year, and we now have enough visibility to raise our quarterly run rate expectations to $80 to $85 million during the balance of this year.  We won several important new projects in Q1 and our objective is to continue to gradually gain market share. Our financial goal is to make 2018 the fourth consecutive year of increasing net income, despite facing some challenges with factors we can’t control such as currency headwinds and shortages of passive components.”

Supplemental revenue breakouts by geography:

First quarter 2018:

•          Europe:                       12%
•          Africa:                           2%
•          North America:          11%
•          Latin America:           13%
•          India:                           46%
•          APAC:                        16%

A conference call to discuss the results will begin at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling USA: (800) 398-9367 or International: +1 (612) 288-0337, from 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: https://www.ceragon.com/about-ceragon/investor-relations/events-webcasts/, selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: USA: (800) 475-6701 or International +1 (320) 365-3844 Access Code: 446862. A replay of both the call and the webcast will be available through June 7, 2018.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the world’s #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with a decline in revenues due to our focus on a single market segment; risks relating to the concentration of Ceragon's business in certain geographic regions such as India, and in other developing nations; political, economic and regulatory risks from doing business in those developing regions, including potential currency restrictions and fluctuations; risks related to our ability to meet the demand for our products due shortages in raw materials including certain passive components; risks associated with a change in Ceragon’s gross margin as a result of changes in the geographic mix of revenues and/or as a results of increase in costs of raw material, including certain passive components; risks associated with the loss of a single customer or customer group, which represents a significant portion of Ceragon’s revenues; risks associated with Ceragon’s failure to effectively compete with other wireless equipment providers; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors:
Doron Arazi          or          Claudia Gatlin
+972 3 5431 660                   +1 212 830-9080
dorona@ceragon.com       claudiag@ceragon.com

Media:
Tanya Solomon
+972 3 5431163
tanyas@ceragon.com

-tables follow-

Ceragon Reports First Quarter 2018 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended
	March 31,
	2018	2017

Revenues	$83,275	$76,021
Cost of revenues	55,671	53,717

Gross profit	27,604	22,304

Operating expenses:
Research and development, net	7,214	6,107
Selling and marketing	10,562	9,735
General and administrative	4,459	4,505

Total operating expenses	$22,235	$20,347

Operating income	5,369	1,957
Financial expenses, net	2,034	1,598

Income before taxes	3,335	359

Taxes on income	1,265	487

Net income (loss)	$2,070	$(128)

Basic net income (loss) per share	$0.03	$(0.00)
Diluted net income (loss) per share	$0.03	$(0.00)

Weighted average number of shares used in computing basic net income (loss) per share	78,080,146	77,796,425

Weighted average number of shares used in computing diluted net income (loss) per share	80,065,171	77,796,425

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31, 2018	December 31, 2017
ASSETS	Unaudited	Audited

CURRENT ASSETS:
Cash and cash equivalents	$25,956	$25,877
Trade receivables, net	116,002	113,719
Other accounts receivable and prepaid expenses	14,081	17,052
Inventories	49,676	54,164

Total current assets	205,715	210,812

NON-CURRENT ASSETS:
Long-term bank deposits	996	996
Deferred tax assets	505	988
Severance pay and pension funds	5,445	5,459
Property and equipment, net	29,367	29,870
Intangible assets, net	2,656	2,199
Other non-current assets	3,506	3,269

Total non-current assets	42,475	42,781

Total assets	$248,190	$253,593

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$63,007	$75,476
Deferred revenues	6,130	5,193
Other accounts payable and accrued expenses	28,548	24,781

Total current liabilities	97,685	105,450

LONG-TERM LIABILITIES:
Deferred tax liability	132	141
Accrued severance pay and pension	10,279	10,085
Other long term payables	4,033	4,019

Total long-term liabilities	14,444	14,245

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	214	214
Additional paid-in capital	411,270	410,817
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(7,601)	(7,171)
Accumulated deficits	(247,731)	(249,871)

Total shareholders' equity	136,061	133,898

Total liabilities and shareholders' equity	$248,190	$253,593

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended
	March 31,
	2018	2017
Cash flow from operating activities:
Net Income (loss)	$2,070	$(128)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation and amortization	1,511	2,345
Stock-based compensation expense	353	358
Decrease in trade and other receivables, net	183	7,231
Decrease (increase) in inventory, net of write-off	4,488	(4,984)
Decrease (increase) in deferred tax asset, net	474	(15)
Increase (decrease) in trade payables and accrued liabilities	(5,854)	3,997
Increase (decrease) in deferred revenues	940	(1,035)
Other adjustments	208	12
Net cash provided by operating activities	$4,373	$7,781

Cash flow from investing activities:
Purchase of property and equipment, net	(3,299)	(2,309)
Purchase of intangible assets, net	(1,086)	-
Net cash used in investing activities	$(4,385)	$(2,309)

Cash flow from financing activities:
Repayment of loans from financial institutions	-	(5,500)
Proceeds from exercise of options	100	74
Net cash provided by (used in) financing activities	$100	$(5,426)

Translation adjustments on cash and cash equivalents	$(9)	$76

Increase in cash and cash equivalents	$79	$122

Cash and cash equivalents at the beginning of the period	25,877	36,338

Cash and cash equivalents at the end of the period	$25,956	$36,460

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended March 31,
	2018	2017

GAAP cost of revenues	$55,671	$53,717
Amortization of intangible assets	-	(303)
Stock based compensation expenses	(17)	(20)
Changes in pre-acquisition indirect tax positions	(15)	(162)
Non-GAAP cost of revenues	$55,639	$53,232

GAAP gross profit	$27,604	$22,304
Gross profit adjustments	32	485
Non-GAAP gross profit	$27,636	$22,789

GAAP Research and development expenses	$7,214	$6,107
Stock based compensation expenses	(60)	(78)
Non-GAAP Research and development expenses	$7,154	$6,029

GAAP Sales and Marketing expenses	$10,562	$9,735
Amortization of intangible assets	-	(71)
Stock based compensation expenses	(144)	(78)
Non-GAAP Sales and Marketing expenses	$10,418	$9,586

GAAP General and Administrative expenses	$4,459	$4,505
Stock based compensation expenses	(132)	(182)
Non-GAAP General and Administrative expenses	$4,327	$4,323

GAAP taxes on income	$1,265	$487
Non-cash tax adjustments	(564)	(98)
Non-GAAP taxes on income	$701	$389

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended March 31,
	2018	2017

GAAP net income (loss)	$2,070	$(128)
Stock based compensation expenses	353	358
Amortization of intangible assets	-	374
Changes in pre-acquisition indirect tax positions	15	162
Non-cash tax adjustment	564	98
Non-GAAP net income	$3,002	$864

GAAP basic net income (loss) per share	$0.03	$(0.00)

GAAP diluted net income (loss) per share	$0.03	$(0.00)

Non-GAAP basic and diluted net income per share	$0.04	$0.01

Weighted average number of shares used in computing GAAP basic net income (loss) per share	78,080,146	77,796,425

Weighted average number of shares used in computing GAAP diluted net income (loss) per share	80,065,171	77,796,425

Weighted average number of shares used in computing Non-GAAP basic and diluted net income per share	80,377,797	80,751,956